

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

June 7, 2018

Via E-mail
Paul Vanderslice
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re:** **Citigroup Commercial Mortgage Trust 2015-P1**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 30, 2018**
> **File No. 333-189017-10**
>
> **UBS-Citigroup Commercial Mortgage Trust 2011-C1**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 29, 2018**
> **File No. 333-166711-01**

Dear Mr. Vanderslice:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Citigroup Commercial Mortgage Trust 2015-P1

Exhibit 33.9

1. We note that affiliated entities Principal Global Investors, LLC and Principal Real Estate Investors, LLC have provided a joint report on assessment of compliance with servicing criteria, filed as Exhibits 33.9 and 33.10. We also note, however, that the assessment is signed by Principal Real Estate Investors, LLC alone and that Principal Global Investors, LLC did not sign the assessment. Please amend the Form 10-K to file an amended

assessment of compliance signed by both servicers or in the alternative, if appropriate, an additional assessment signed by Principal Global Investors, LLC. See Item 1122(a) of Regulation AB (requiring a report on assessment of compliance with the servicing criteria from *each* party participating in the servicing function).

Exhibit 35.1

2. We note that the Annual Statement of Compliance filed as Exhibit 35.1 by Wells Fargo as master servicer refers to a review of the activities of the servicer "during the period from January 1, 2016 through December 31, 2016 (the "Reporting Period")." The reporting period that is the subject of this Form 10-K, however, is January 1, 2017 through December 31, 2017. Please confirm that a review of the servicer's activities were conducted for the 2017 reporting period and file an amended servicer compliance statement covering the correct reporting period.

Form 10-K for UBS-Citigroup Commercial Mortgage Trust 2011-C1

Exhibit 33.8

3. We note that KeyBank's servicer assessment report does not include the servicing criterion set forth in Item 1122(d)(2)(vii)(C). Please confirm that KeyBank has assessed whether the reconciliations are reviewed and approved by someone other than the person who prepared the reconciliation. Please also confirm that KeyBank will include Item 1122(d)(2)(vii)(C) in all future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Ryan M. O'Connor, Esq., Citigroup
        Janet Barbiere, Esq., Orrick